Exhibit 99.1

PRESS RELEASE

Atento Appoints Dimitrius de Oliveira as Regional Managing Director for Brazil

•	The appointment strengthens Atento’s leadership position in Brazil, the largest market in Latin America where the Company currently accounts for 24.7% of the total market

SÃO PAULO, June 29, 2018 — Atento S.A. (NYSE: ATTO), the leading provider of customer relationship management and business process outsourcing services (CRM/BPO) in Latin America, and one of the top five providers worldwide, has appointed Dimitrius de Oliveira as Regional Managing Director for Brazil and member of the Company’s Executive Committee, effective July 2, 2018.

Dimitrius de Oliveira has more than 20 years’ experience in the technology and business services sectors leading sales, after-sales and operations functions for multinational companies such as Atento, Avaya, Ericsson, Nokia, Siemens, Genesys and Contax. Over the past year, the executive has served as Vice President of Operations for Mutant, former Genesys Prime, a leading provider of digital customer experience solutions in Brazil. Before joining Mutant, de Oliveira served as Atento Global Commercial Director and Brazil Multisector Director from 2015 to 2017. He now returns to Atento to expand the Company’s leadership position in the country, advance the evolution of its value offer and consolidate its position as a strategic partner for companies facing digital transformation processes.

Alejandro Reynal, Atento’s Chief Executive Officer commented, “We are delighted to bring on board Dimitrius de Oliveira to lead our flagship operation. His deep expertise in technology and business services will be a great asset for accelerating the expansion of our digital business, and for strengthening our leadership position in Brazil, the largest market in Latin America, where our company is the absolute leader with 24.7% of the market share.” Mr. Reynal added, “With his successful track record and consolidated career in our sector, de Oliveira will further enrich our management team in Brazil to provide our clients with the best customer experience on the market and to set the path for the transformation of our industry in the country.”

“I am very honored by the opportunity to lead the operations and the team of Atento in Brazil, the number one provider of customer experience services and solutions in our country” said Dimitrius de Oliveira. “I look forward to working with the most talented and committed group of professionals in the industry and delivering great valuer for our clients in today’s increasingly digitalized business environment”, said de Oliveira.

Dimitrius de Oliveira has a degree in engineering, with a specialization in building and leading customer centric organizations, from Harvard Business School, as well as an MBA in Marketing from ESPM School of Advertising and Marketing, a specialization in Leadership from the São Paulo Business School and an electrical engineering degree from Universidade de Mogi das Cruzes in Brazil.

De Oliveira is replacing Mário Câmara, who has held the position of Atento Managing Director since 2016.

About Atento

Atento is the largest provider of customer relationship management and business process outsourcing (CRM BPO) services in Latin America, and among the top five providers worldwide, based on revenues. Atento is also a leading provider of nearshoring CRM/BPO services to companies that carry out their activities in the United States. Since 1999, the company has developed its business model in 13 countries where it employs 150,000 people. Atento has over 400 clients to whom it offers a wide range of CRM/BPO services through multiple channels. Atento’s clients are mostly leading multinational corporations in sectors such as telecommunications, banking and financial services, health, retail and public administrations, among others. Atento´s shares trade under the symbol ATTO on the New York Stock Exchange (NYSE). In 2016, Atento was named one of the World´s 25 Best Multinational Workplaces by Great Place to Work® for a fourth consecutive year. For more information visit www.atento.com

Media relations

Maite Cordero

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media@atento.com

Investor relations

Shay Chor

+55 11 3293 5926

shay.chor@atento.com

Felipe Joaquim Martins de Souza

+ 55 11 3779-8053

felipe.souza@atento.com